HANWHA SOLARONE ANNOUNCES NORTH AMERICAN
TEAM EXPANSION

Further supports the company’s commitment to growth in the U.S. market

SHANGHAI, China, May 10, 2011 – Hanwha SolarOne Co., Ltd. ("Hanwha SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announces the continued expansion of its North American team to further enhance support of customers in the region.

Through partnership and synergies with the Hanwha Group, the largest shareholder of the Company, Hanwha SolarOne is continuing to build a large-scale presence in North America as the company prepares to capture the fast growing demand for solar energy products.  Through local expert support, a portfolio of high quality solar products, and access to the leading downstream financing and project development capabilities of the Hanwha Group, Hanwha SolarOne North America expects to become a major player in the North American market.

Hanwha SolarOne North America has added the following new team members to further support the region:

•
Mr. John McLaughlin has been appointed Senior Director, Southwestern Region (Southern California and Southwest) in the United States.  Mr. McLaughlin is an accomplished business development executive with more than fifteen years of experience at organizations including United Polychem and Exxon Mobil Corporation.

•
Mr. Nigel J. Cockroft has been appointed Senior Director, Northwestern Region (Northern California and Northwest) in the United States.  Mr. Cockroft has twenty years of experience in leading marketing, business development and product management at technology companies and organizations including Gemfire Corporation and the Los Alamos National Laboratory.  Mr. Cockroft holds four U.S. patents for innovations in photonics technology.

•
Mr. Anand Janaswamy has been appointed Director of New Products and Business Development for North America.  Mr. Janaswamy is an accomplished product development professional with two decades of experience at organizations such as Applied Solar LLC and Maxim Integrated Products.  Mr. Janaswamy has been awarded three patents for high voltage circuit design, and has applied for three additional patents for renewable energy innovations, which are pending approval.

•
Mr. Kevin Cearns has been appointed Director of Product Marketing for North America. Mr. Cearns has more than fourteen years of experience in product marketing, product line management and product engineering at organizations such as JDSU Uniphase Corporation.  Mr. Cearns has received multiple product leadership awards and holds one U.S. patent.

“We are very pleased with this latest expansion of our growing North American team,” said Bruce Ludemann, VP and General Manager for North America. “Their technical, application and market expertise, and vast business development experience will be a tremendous asset as we support our expanding customer base and distribution channels.”

Hanwha SolarOne maintains specialists throughout North America and has offices in California, Connecticut, Houston and New Jersey.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.

For further information, please contact:

Investor Contact:

             Paul Combs
             V.P. of Investor Relations
             Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
             P. R. China
             Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
             E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com